================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                              TRITON ENERGY LIMITED
                            (NAME OF SUBJECT COMPANY)

                              TRITON ENERGY LIMITED
                       (NAMES OF PERSONS FILING STATEMENT)

                   ORDINARY SHARES, $0.01 PAR VALUE PER SHARE
             (INCLUDING PURCHASE RIGHTS TO PURCHASE PREFERRED STOCK)
                         (TITLE OF CLASS OF SECURITIES)

                                    G90751101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                JAMES C. MUSSELMAN
                              TRITON ENERGY LIMITED
                    6688 NORTH CENTRAL EXPRESSWAY, SUITE 1400
                                DALLAS, TX 75206
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                                   ----------

                                  WITH COPY TO:
                               MICHAEL D. WORTLEY
                                RODNEY L. MOORE
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                                DALLAS, TX 75201

                                   ----------

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


================================================================================

         AMERADA HESS TO ACQUIRE TRITON ENERGY FOR $45 PER SHARE IN CASH

         New York, New York and Dallas, Texas . . . . . July 10, 2001 . . . . .
Amerada Hess Corporation (NYSE: AHC) and Triton Energy Limited (NYSE: OIL) today jointly announced that they have entered into a definitive agreement under which Amerada Hess will commence a cash tender offer for all outstanding ordinary shares of Triton at $45.00 per share (including to be converted preference shares). The transaction has a total value of approximately $3.2 billion, including the assumption of approximately $500 million in Triton debt.

         The all-cash offer represents a premium of 50% to the closing price of Triton shares on Monday, July 9, 2001, and is 88% of Triton's 52-week high. The transaction has been approved unanimously by the Boards of Directors of both companies, and the Board of Directors of Triton has unanimously resolved to recommend that its holders of ordinary shares accept the offer. Amerada Hess has received an irrevocable commitment from Hicks, Muse, Tate & Furst Incorporated to sell its approximately 38% ownership stake in Triton to Amerada Hess. The transaction is expected to close in the third quarter of 2001.

         Commenting on the transaction, John Hess, Chairman and Chief Executive Officer of Amerada Hess, said:

         "The acquisition of Triton strengthens our exploration and production business, gives us access to long life international reserves, substantially increases our production growth and provides significant exploration potential. It improves our competitive position in a consolidating industry while being accretive to our estimates of earnings and cash flow per share for 2002. The acquisition will increase our production from a current level of 425,000 barrels of oil equivalent per day to about 535,000 barrels per day in 2002 and more than 600,000 barrels per day in 2003. It makes Amerada Hess one of the largest global independent exploration and production companies with the scale to access a broader range of investment opportunities that meet our financial goals."

         James C. Musselman, President and Chief Executive Officer of Triton Energy Limited, stated:

         "The sale of Triton Energy to Amerada Hess reflects the considerable progress we have made in recent years and rewards our shareholders with premium value for their shares. Triton today is one of the world's leading independent exploration and production companies with world-class assets around the globe, strong financial results and a solid balance sheet. These achievements are a credit to our people, who have consistently demonstrated the experience and commitment necessary to capitalize on the potential of our assets. I look forward to working with the Amerada Hess management team to complete this transaction and successfully integrate our two companies."

         Thomas O. Hicks, Chairman and Chief Executive Officer of Hicks, Muse, Tate & Furst Incorporated, whose approximately 38% stake in Triton is a result of its $350 million equity investment in the company in 1998 and early 1999, said:

         "On behalf of all of the HMTF Partners, and particularly on behalf of all of our investors in Hicks, Muse, Tate & Furst Equity Fund IV, I want to congratulate and thank Jim Musselman, Al Turner, Brian Maxted, Greg Dunlevy and the rest of the Triton management team for the truly superb job they have done over the past three years in building the value of Triton for all of the company's shareholders."

         The transaction is subject to regulatory approvals and other customary conditions. Amerada Hess expects to mail definitive tender offer materials to Triton shareholders and make all other regulatory filings shortly. Amerada Hess will fund the transaction from its existing cash resources and lines of credit. Goldman Sachs & Co. served as financial advisor to Amerada Hess and J.P. Morgan Chase Securities served as financial advisor to Triton Energy.

ABOUT AMERADA HESS CORPORATION

         Amerada Hess, headquartered in New York, is a global integrated energy company engaged in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas, as well as the production and sale of refined petroleum products. Exploration and production activities take place primarily in the United States, the United Kingdom, Norway, Denmark, Brazil, Algeria, Gabon, Indonesia, Azerbaijan, Thailand and Malaysia.

         Amerada Hess produces approximately 425,000 barrels of oil equivalent per day, two-thirds of which is oil and one-third natural gas. Amerada Hess' total proved oil and gas reserves at December 31, 2000 were over 1.1 billion barrels of oil equivalent.

         Amerada Hess' refined petroleum products are manufactured at the HOVENSA refinery in St. Croix, United States Virgin Islands, which is owned jointly with Petroleos de Venezuela S.A. The refinery is one of the largest in the world with a capacity of 500,000 barrels per day. Amerada Hess markets refined petroleum products on the East Coast of the United States through its terminal network and approximately 1,180 HESS brand retail outlets.

ABOUT TRITON ENERGY

         Triton Energy is a Dallas-based international oil and gas exploration and production company with major oil and gas assets in West Africa, Latin America and Southeast Asia. At December 31, 2000, Triton's total proved reserves were 293.5 million barrels of oil equivalent. These reserves exclude the success of drilling activities in 2001.

ABOUT HICKS, MUSE, TATE & FURST INCORPORATED

         Since its formation in 1989, Hicks, Muse, Tate & Furst Incorporated has completed or currently has pending more than 390 transactions with a total capital value of more than $50 billion. Headquartered in Dallas, the firm has additional offices in New York, London and Buenos Aires.

INVESTMENT COMMUNITY CONFERENCE CALL AND WEBCAST

         Amerada Hess will host a conference call at 8:30 a.m. EDT this morning to discuss the proposed transaction with the investment community. The conference call will be accessible to the media and the general public in listen-only mode. To listen to the conference call, please dial 888-857-6929 (U.S.) or 719-457-2600 (International) approximately 15 minutes prior to the scheduled starting time. The conference will be webcast live on www.hess.com and www.vcall.com (enter AHC). Replays will be available at 888-203-1112 (U.S.) or 719-457-0820 (International), passcode 471655, beginning at 12:00 p.m. EDT on July 10th through 8:00 p.m. EDT on July 17th.

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Triton. At the time the offer is commenced, Amerada Hess will file a tender offer statement and Triton will file a solicitation/recommendation statement with the SEC with respect to the offer. Triton shareholders are advised to read the tender offer statement and the related solicitation/recommendation statement, both of which will be filed with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Triton, at no expense to them. These documents also will be available at no charge at the SEC's website at www.sec.gov. Contacts:

         Amerada Hess            Triton Energy              HMTF
         ------------------      -------------              ----
         Carl Tursi              Crystal C. Bell            Roy Winnick
         (212) 536-8593          (214) 696-7560             Kekst and Company
                                 ext. 560                   (212) 521-4842
                                                                 or
                                                            Mark Semer
                                                            Kekst and Company
                                                            (212) 521-4802